Exhibit 4.10

OMNIBUS AMENDMENT
TO THE SERIES A, SERIES B AND SERIES C
WARRANTS TO PURCHASE SHARES OF COMMON STOCK
OF MEDPRO SAFETY PRODUCTS, INC.

     Amendment (this “Amendment”), dated as of August 18, 2008, to (1) the Series A Warrant to Purchase 5,129,407 Shares of Common Stock (No. W-A-07-100), dated December 28, 2007, (2) the Series A Warrant to Purchase 1,025,881 Shares of Common Stock (No. W-A-07-101), dated December 28, 2007, (3) the Series B Warrant to Purchase 5,129,407 Shares of Common Stock (No. W-B-07-100), dated December 28, 2007, (4) the Series B Warrant to Purchase 1,025,881 Shares of Common Stock (No. W-B-07-101), dated December 28, 2007, and (5) the Series C Warrant to Purchase 5,975,116 Shares of Common Stock (No. W-C-07-100), dated December 28, 2007 (all of them, the “Warrants”), each issued by MedPro Safety Products, Inc. (the “Company”) to Vision Opportunity Master Fund, Ltd. (“Vision”). Capitalized terms used but not defined herein have the meanings given thereto in the Warrants.

     WHEREAS, the parties hereto desire to effect certain amendments to the Warrants as herein set forth;

     NOW, THEREFORE, in consideration of the mutual promises herein contained and other good and valuable consideration, the receipt of which hereby is acknowledged, the parties agree to amend the Warrants as follows:

     1. Amendments. Section 7 of each of the Warrants is hereby amended and restated in its entirety to read as follows:

          “7. Ownership Cap and Exercise Restriction. Notwithstanding anything to the contrary set forth in this Warrant, at no time may a Holder of this Warrant exercise this Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such Holder and its affiliates at such time, the number of shares of Common Stock which would result in such Holder and its affiliates beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of Common Stock; provided, however, that upon a holder of this Warrant providing the Issuer with sixty-one (61) days notice (pursuant to Section 13 hereof) (the "Waiver Notice") that such Holder would like to waive this Section 7 with regard to any or all shares of Common Stock issuable upon exercise of this Warrant, this Section 7 will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that during the sixty-one (61) day period prior to the expiration of the Term of this Warrant the Holder may waive this Section 7 upon providing the Waiver Notice at any time during such sixty-one (61) day period, provided, further, that any Waiver Notice during the sixty-one (61) day period prior to the expiration of the Term will not be effective until the last day of the Term.”

     2. Confirmation of Warrants. Except as herein expressly amended, the Warrants shall remain in full force and effect each in accordance with its terms.

     3. Successors. This Amendment will inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns referred to in Section 16 of the Warrants, and no other person will have any right or obligation hereunder.

     4. Governing Law; Jurisdiction. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Amendment shall not be interpreted or construed with any presumption against the party causing this Amendment to be drafted. The Company and Vision agree that venue for any dispute arising under this Amendment will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Company and Vision irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Company and Vision consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 4 shall affect or limit any right to serve process in any other manner permitted by law. The Company and Vision hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Amendment, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

     5. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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     IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date so indicated in the preamble hereof.

MEDPRO SAFETY PRODUCTS, INC.

By:	/s/ W. Craig Turner W. Craig Turner Chief Executive Officer

VISION OPPORTUNITY MASTER FUND LTD.

By:	/s/ Adam Benowitz Adam Benowitz Director